MORGAN STANLEY LIMITED TERM MUNICIPAL TRUST

1221 Avenue of the Americas

New York, NY 10020

July 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Re:	Morgan Stanley Limited Term Municipal Trust (File Nos. 33-62158 and 811-7700)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Limited Term Municipal Trust (the “Fund”) filed with the Securities and Exchange Commission on May 29, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 18 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 23, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR as correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	Please indicate whether the Fund is current with its 40-17G filings.

Response 2. The Fund is current with such filings.

COMMENTS TO THE PROSPECTUS

Comment 3.	In the first paragraph of the “Principal Investment Strategies” section, add appropriate disclosure regarding the fact that the Fund’s investments may be subject to the “alternative minimum tax.”

Response 3. Disclosure regarding the fact that the Fund may invest any amount of its assets in securities that pay interest income subject to the “alternative minimum tax” is currently disclosed in the fifth paragraph of the “Principal Investment Strategies” section. We believe that the current placement of this disclosure is appropriate.

Comment 4.

In the second paragraph of the “Principal Investment Strategies” section, it states that “the municipal obligations in the Fund’s portfolio will have an anticipated average dollar-weighted maturity of seven to 10 years, with a maximum average dollar-weighted maturity of 12 years.” It then states that “at least 80% of the Fund’s assets will have a maturity of 15 years or less.” (Italics added for emphasis.) How do you reconcile what appears to be different standards? Please explain.

Response 4. We believe these three maturity statements are consistent with each other. The first two statements provide that the fund expects to maintain a portfolio with a dollar-weighted average maturity of seven to 10 years; however, in no event will such dollar-weighted average maturity exceed 12 years. In addition, the third statement provides that at least 80% of the Fund’s portfolio will have a maturity (i.e., a final maturity, not an average maturity) of 15 years or less. We believe these three statements provide investors with important disclosure regarding the average maturity and final maturity of the Fund’s portfolio.

Comment 5.	In the “Principal Investment Strategies” section, clarify whether the Fund’s investment in private activity bonds are taxable.

Response 5. As currently disclosed in the section entitled “Principal Risks – Private Activity Bonds,” the Fund’s private activity bond holdings may pay interest subject to the alternative minimum tax.

Comment 6.

Given the Fund’s ability to invest in other investment companies under non-fundamental restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 6. The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fees and expenses table and corresponding footnotes.

Comment 7.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 7. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 8.	Does the investment adviser have the ability to recoup any fees that it waived or reimbursed in subsequent years?

Response 8. The investment adviser does not have the ability to recoup any fees that are waived or reimbursed in subsequent years.

Comment 9.	Please confirm that the Fund was not required to restate its financial statements in connection with its investments in inverse floaters.

Response 9. The Fund does not invest in the types of inverse floaters that were subject to restatement earlier this year.

COMMENTS TO THE SAI

Comment 10.	In connection with the Fund’s investment in when-issued and delayed delivery securities, please confirm that there is adequate disclosure regarding “segregating assets.”

Response 10. The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities” in the SAI.

Comment 11.	In the section entitled “Description of the Fund and its Investments and Risks – Loans of Portfolio Securities,” confirm whether the Fund uses an affiliated securities lending agent.
Response 11.	The Fund does not use an affiliated securities lending agent.
Comment 12.	In the section entitled “Fund Management – Other Accounts Managed by the Portfolio Managers,” consider presenting this information in tabular format.

Response 12. We respectfully acknowledge the comment, but believe the current format complies with the requirements of Form N-1A.

Comment 13.	In the section entitled “Fund Management - Portfolio Manager Compensation Structure,” include only the discretionary compensation received by the portfolio managers of the Fund during the last year.

Response 13. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of a fund’s portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and to shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6641. Thank you.

Sincerely,
/s/ Sheri L. Schreck
Sheri L. Schreck